UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 1, 2022, IceCure Medical Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, all agenda items that were described in the Company’s notice and proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on July 27, 2022.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-267272) and Form S-8 (File No. 333-262620 and File No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: September 6, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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